UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period      May 2006                                           File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated May 8, 2006

2.

News Release dated May 9, 2006

3.

News Release dated May 12, 2006

4.

News Release dated May 15, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: August 21, 2006	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE REVERTS TO 100% OWNERSHIP AT ALTO DORADO COPPER-GOLD-SILVER PROPERTY IN PERU

Vancouver, British Columbia, May 8th, 2006. Candente Resource Corp. (DNT:TSX) (Candente) reports that Gallipoli Mining of Australia (“Gallipoli”) have advised Candente of their decision to withdraw from their option agreement on the Alto Dorado gold-copper project in Peru. Candente will now revert back to 100% ownership of the property.

Drilling earlier in 2006 and in 2004 both confirmed the presence of a very extensive porphyry style copper-gold system as well as peripheral high sulphidation gold-silver targets. (See News Release of February 28, 2006)

Two southern porphyry centres remain untested and have high-grade gold and silver mineralization on surface. One of the centres has gold grades of up to 15 grams per tonne (gpt) and silver up to 117 gpt from an extensive siliceous quartz stockwork zone covering a minimum area of 500 by 300 metres.

Future drilling will be carried out on the two southern near surface targets and a northern high sulphidation gold-silver target. Deeper drilling on the northern porphyry target is also recommended.

The gold-copper-silver mineralizing system at Alto Dorado is delineated by anomalous levels of gold, copper, molybdenum and silver in soils and rocks as well as typical porphyry and epithermal style alteration which all cover an area 9 km by 2 to 3 km. Within this area an Induced Polarization (IP) chargeability anomaly (often associated with sulphide gold and copper mineralization) covers 7 km by 2 km.

The 2006 drilling was funded by Gallipoli Mining of Australia (“Gallipoli”) who had the right to earn up to a 65% interest in the Alto Dorado property (Candente News Releases December 8th and 21st, 2005).

For more technical information on the Alto Dorado property please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 16, 2004. All samples will be submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo. and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and Joanne Freeze has reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Alto Dorado Property, Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

Joanne Freeze, P. Geo. President & CEO Release No. 164

For further information please contact: Kelly Gray or Evelyn Cox

(604) 689-1957 or toll free 1-877-689-1964 E-mail: info@candente.com

www.candente.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

LEACHABLE COPPER TARGET EXPANDED AND 43-101 REPORT COMPLETED FOR CAAARIACO NORTE, PERU

Vancouver, British Columbia, May 9th, 2006. Candente Resource Corp. (DNT:TSX) is pleased to report that the National Instrument, NI 43-101 report substantiating the boosted inferred resource estimate for the Canariaco Norte Zone of the Canariaco property, Northern Peru has now been completed and filed on Sedar.

In addition to substantiating the resource, the report also shows that the leachable target at Canariaco could be expanded to include the entire deposit. Column leach tests by Kappes Cassiday show that leaching results indicate excellent leachability of chalcocite (75 to 80%) and much better than was expected (40%) for the chalcopyrite mineralization, both after 220 days. Chalcocite makes up approximately 50% of the total contained copper in the Canariaco Norte deposit.

Michael Casselman, GM Exploration and Director comments that “These leach testing results indicate that the Canariaco deposit could have very robust economics given that several major companies are now leaching, or planning to leach, copper deposits which are made up predominantly of chalcopyrite, which has only 40 to 45% recovery, ie. Rio Tinto at La Granja, Peru and BHP Billiton at Escondida, Chile”.

In addition to the leachability, Canariaco Norte has many other features which should make it a low cost copper producer: road access, low elevations (2500 to 3200 m), availability of water, electricity, infrastructure, ports and a sparsely populated area with a local labour force readily available and favourable to exploration and development.

The boosted inferred resource of 489 million tonnes grading 0.45% copper at a cut-off grade of 0.20% copper and contained metal in the resource equals 4.8 billion pounds of copper (see table below). This resource comprises only 73% of the lateral (66 of 90 hectares) and 50% of the vertical (320 m of the 640 m) known extents to the deposit. The deposit is still open for expansion both laterally and vertically as all drill holes to date have ended in significant copper grades, several of which are from 0.55% to 1.00% Cu.

BOOSTED INFERRED RESOURCE

Cut-off Grade (% Cu)	Tonnes (Million)	Copper Grade (% Cu)	Contained Copper (Billion lbs)	Chalcocite (% of Deposit)
0.2	489	0.45	4.8	48.4
0.3	390	0.50	4.3	50.9
0.4	282	0.56	3.5	50.2
0.5	172	0.63	2.4	51.1

An economic evaluation for an SX-EW copper operation at Canariaco based on the 43-101 report referred to above, is being carried out by Merit Consultants International Inc. of Vancouver, B.C. A near surface leachable zone has been identified for a starter area, which could allow quick pay back of capital costs.

The 43-101 report as well as maps and sections are available both on Sedar and on our website at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Michael J. Casselman, M.Sc., P.Geo., General Manager Exploration and Director, Robert van Egmond, P.Geo., Senior Geologist and Joanne C. Freeze, P.Geo., President and CEO, are the Qualified Persons as defined by NI 43-101 for the project discussed above and Joanne Freeze has read and approved the contents of this release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to Canariaco, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

Joanne Freeze, P. Geo.

President & CEO

Release No. 165

For further information please contact:

Kelly Gray or Evelyn Cox

(604) 689-1957 or toll free 1-877-689-1964

E-mail: info@candente.com

www.candente.com

CANDENTE - CANACO OPTION MEXICO’S HISTORIC GOLD PRODUCER, EL ORO, FROM GO

Vancouver, British Columbia, May 12th, 2006. Candente Resource Corp. (DNT:TSX) (Candente) and Canaco Resources Inc. (CAN:TSX.V) (Canaco) are pleased to announce that they have entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometre El Oro gold property, located in Central Mexico. The property is being optioned from Minera Luismin SA de CV (Luismin), a 100 percent owned subsidiary of Goldcorp Inc. The property has excellent road access and is located 120 km northwest of Mexico City in the States of Mexico and Michoacan.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent ounces. The town of El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 metres in width. One vein alone, Veta San Rafael, produced in excess of 5 million gold equivalent ounces during a mine-life of 45 years. Veta San Rafael’s average grade of production was 10 grams gold per tonne and 120 grams silver per tonne, over an average width of 10 metres; to a vertical depth of 250 metres and over a strike length approaching 3.5 kilometres.

The El Oro claims host a large under explored area with excellent potential for the discovery of new (blind) veins. Most of the gold and silver production to date from the El Oro veins has been from a 4 kilometre wide structural corridor, which becomes buried under younger volcanic cover to the east-northeast of the San Rafael Mine. Recent geochemical data has indicated potential for the discovery of additional veins below these younger volcanic rocks. In addition many gold-silver bearing veins mined in the western part of the district remain open at depth and along strike. These targets will be the initial focus of Candente-Canaco’s upcoming exploration program.

A historic in-situ resource of approximately 1.7 million ounces of gold and 34 million ounces of silver (17 M tonnes @ 3.67 g/t Au plus 69.43 g/t Ag) has been estimated from the San Rafael Mine by Luismin and published in company reports in 1972 and 1992. This resource estimate is considered historic in nature, and it is unknown if it complies with current NI 43-101 standards. Furthermore, this estimate has not been verified by Candente and Canaco and therefore should not be relied upon.

Diamond drilling is planned to commence during the fourth quarter of 2006. Prior to drilling, exploration will focus on a thorough compilation of all historical data as well as intensive field work to delineate drill targets.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin.

The terms of the Agreement are as follows:

1.

Earn a 50% interest by expending US$5,000,000 on exploration and issuing 250,000 common shares in each of Canaco Resources Inc and Candente Resource Corp over a three year period and;

2.

Earn an additional 20% interest by expending an additional US$5,000,000 (US$10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

3.

Goldcorp retains the right to earn-back in to a 70% interest by spending US $25,000,000 within four years on additional exploration and development.

4.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

Additional information on the companies and the El Oro property is available on both companies’ websites at www.candente.com and www.canaco.ca.

Candente and Canaco have chosen to jointly explore at El Oro to take advantage of the companies combined abilities and successful track records in exploration, discovery, project development and mining operations. The companies have formed a Mexican subsidiary named Minera CCM SA de CV to operate this joint venture.

Joanne C. Freeze, P.Geo. President and CEO, Candente and Andrew Lee Smith, P.Geo. Chairman and CEO, Canaco, are the Qualified Persons as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

Joanne C. Freeze, P.Geo.

Andrew Lee Smith, P.Geo.

President and CEO, Candente

Chairman and CEO, Canaco

For further information please contact:

Kelly J. Gray or Evelyn Cox at Candente:

Nick Watters, Investor Relations at Canaco

(604) 689-1957 or toll free 1-877-689-1964;

Telephone: 604-687-8055 or 1-866-488-0822

Email: info@candente.com

Email: investor@canaco.ca

Release No. 166

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The companies rely upon litigation protection for forward-looking statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the release.

CANDENTE RESOURCE CORP. – RESULTS FOR THE FIRST QUARTER ENDING MARCH 31, 2006

Vancouver, British Columbia, May 15, 2006. Candente Resource Corp. (DNT:TSX) (Candente) is pleased to announce its First Quarter results for the period ended March 31, 2006. All amounts in this release are in U.S. dollars unless otherwise stated.

The Net Loss for the period ending March 31, 2006 totaled ($620,949), or ($0.01) per share, compared to a loss of ($320,344), or ($0.01) per share for the same period in 2005,

During the first quarter the Company received an additional $200,000 in exploration advances from its option agreement with Gallipoli Mining. These funds were used to partially fund the Phase I drill program on the Alto Dorado property that was carried out in early 2006. This agreement has since been withdrawn.

The Company also received $203,235 in exploration advances from option agreement Orex Ventures for work to be completed on the Pamel and El Tigre properties.

Outstanding Share Data

The Company has one class of common shares: as at April 30 there were 49,301,444 common shares outstanding.

The Company received additional funding of Cdn$76,600 from the exercise 100,000 common shares options at Cdn$0.70 and 20,000 common share options at Cdn$0.33.

The Company has a stock option plan: As at April 30, 2006 there were 5,871,000 stock options outstanding, of which 4,168,188 have vested.

The Company has a total of 3,255,698 warrants outstanding as at April 30, 2006 exercisable at Cdn$0.70 and Cdn$1.25, expiring October 22, 2006 and March 31, 2007

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze or Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.